UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing a Holding(s) in Company



LETTER TO: RNS

Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Government of Singapore Investment Corporation Pte Ltd which equals 24,083,224 shares, now represents 3.00% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules below.

LETTER FROM: PEARSON PLC


Subject:  Interest in Pearson PLC

1. In compliance with Section 198 of the Companies Act 1985, we wish to inform you that the following persons have an interest in the ordinary shares of Pearson PLC as at 22/01/03. Our holdings as at 22/1/03 are as follows:

A)     Beneficiary owner's name : Government of Singapore

       Holdings: 14,709,125 shares
       Registered holder's name: The Securities Management Trust Ltd (A/c No : SMC)

       Holdings: 253,000 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM073)

       Holdings: 45,243 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM087)

       Holdings: 121,500 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM088)

       Holdings: 53,000 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM093)

       Holdings: 25,000 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM101)

       Holdings: 19,096 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM115)

       Holdings: 25,000 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM121)

       Holdings: 4,116 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM122)

       Holdings: 67,950 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM154)

       Holdings: 8,047 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM167)

       Holdings: 171,527 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM170)

       Holdings: 5,900 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM174)

       Holdings: 70,400 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : EM186)

       Holdings : 247,500 shares
       Registered holder's name: Nortrust Nominees Limited (A/c No : GIC02)


B)     Beneficiary owner's name: Monetary Authority of Singapore

       Holdings: 1,209,946 shares
       Registered holder's name: The Securities Management Trust Ltd (A/c No : SMB)

       Holdings: 2,331,356 shares
       Registered holder's name: The Securities Management Trust Ltd (A/c No : SMH)

       Holdings: 4,715,518 shares
       Registered holder's name: The Securities Management Trust Ltd (A/c No : SMJ)

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 23rd January 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary